Exhibit 99.1

For Immediate Release

Contact:

WSP Holdings Limited

CCG Investor Relations, Inc.

Ms. Judy Zhu, IR Director

Ms. Elaine Ketchmere, Partner

Phone: +86-510-8536-0401

Phone: +1-310-954-1345 (Los Angeles)

E-mail: info@wsphl.com

E-mail: elaine.ketchmere@ccgir.com

http://www.wsphl.com

http://www.ccgirasia.com

Mr. Crocker Coulson, President

Phone: +1-646-213-1915 (New York)

Email: crocker.coulson@ccgir.com

WSP Holdings Notified by NYSE of Non-Compliance with Listing Standards

Wuxi, China, August 5, 2011 — WSP Holdings Limited (NYSE: WH) ("WSP Holdings" or the "Company"), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction ("Oil Country Tubular Goods" or "OCTG"), and other pipes and connectors, today announced that the Company was notified by the New York Stock Exchange (the “NYSE”) that the Company is not in compliance with certain NYSE continued listing standards.

The NYSE notified the Company that it is not in compliance with the continued listing standard requiring a listed security to maintain a minimum average closing price of $1.00 per share over a consecutive 30-trading-day period. The Company has six months from receipt of the notification to bring its average ADS price above $1.00. The Company is considering several options to regain compliance with this standard.

The NYSE also notified the Company that it is not in compliance with the continued listing standard requiring the timely filing of its annual report on Form 20-F for the year ended December 31, 2010 (the "2010 20-F"). The Company previously filed a Form 12b-25 with the U.S. Securities and Exchange Commission (the "SEC") notifying the SEC that the Company had been unable to finalize all the information required for the 2010 20-F by the June 30, 2011 prescribed filing date. The deadline to file the Company's 2010 20-F was extended to July 15, 2011.

The Company will further delay its filing of the 2010 20-F due to its evaluation of bill financing arrangements with commercial banks.  This includes the Company’s review of current and past bill financing transactions, its procedures and controls with respect to such transactions, and the consequences of entering into these transactions so that the Company can accurately report them in its

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2010 20-F. The Company’s management has notified the NYSE that it is committed to filing the 2010 20-F as soon as possible and will continue to actively update the NYSE on these matters.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors. Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company's products are used in China's major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings' website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the Company's outlook and quotations from management in this announcement contain forward-looking statements. A number of factors could cause actual results to differ materially from those contained in the forward-looking statement. Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company's relationships with customers, the Company's ability to develop and market new products, the Company's ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company's filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company's stock. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete. Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

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